Exhibit 99.1

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS FIRST QUARTER RESULTS

WELLESLEY HILLS, MA, MAY 15, 2009 - American Biltrite Inc. (NYSE Amex: ABL) reported today its results for the first quarter of 2009. Net sales for the three months ended March 31, 2009 were $70.1 million, compared with $95.8 million in the first quarter of 2008. The net loss for the three months ended March 31, 2009 was $5.5 million or $1.60 per share (basic and diluted) compared with net income of $972 thousand or $0.28 per share (basic and diluted) in the first quarter of 2008.

American Biltrite’s consolidated results include the results of its 55% owned subsidiary Congoleum Corporation, which is in Chapter 11 bankruptcy reorganization proceedings.  Under the terms of the pending proposed plan of reorganization for Congoleum, American Biltrite's ownership interest in Congoleum would be eliminated.  Accordingly, American Biltrite believes its financial results excluding Congoleum to be a more meaningful presentation to investors.  Excluding the results of Congoleum, American Biltrite’s net sales for the three months ended March 31, 2009 were $40.0 million, down 16.9% from $48.1 million for the three months ended March 31, 2008, and its net loss for the three months ended March 31, 2009 was $3.3 million compared with a net loss of $715 thousand for the three months ended March 31, 2008.  Congoleum comprises the flooring products segment in American Biltrite’s reported results.

Roger S. Marcus, Chairman of the Board, commented “Business conditions were extremely difficult in the first quarter.  Our tape business fared the worst due to weakness in demand in many of the markets it serves, which include graphics on RV’s and capital goods, protective film on consumer durables including automotive applications, and insulation tapes and protective films for the construction industry.  Our jewelry business sales were only down slightly from year earlier levels, and our first quarter performance in that business was better than last year.  Our Canadian business reported lower sales in the first quarter of 2009 than in 2008 primarily due to the weaker Canadian dollar and was modestly profitable in both periods.”

Mr. Marcus continued “While we are operating under the assumption that there will be little or no improvement in the economy for the balance of 2009, we have picked up some new automotive customers for our tape business and some holiday business in jewelry that we did not have last year.  This business, together with the cost reduction and pricing steps taken in the second half of 2008 and additional cost reductions in the first quarter of 2009, should permit us to show improved results over the balance of the year.”

Mr. Marcus concluded with “As we reported at the end of March, we are working on obtaining a new, three year credit facility that would provide up to $38 million in revolving and term debt, and would replace our existing credit facility with our current lender.   I am pleased to report that we have made considerable progress on the due diligence and believe we will have a new loan agreement in place by the end of the second quarter.”

Warning regarding forward-looking statements

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions.  These forward-looking statements are based on American Biltrite's expectations, as of the date of this release, of future events.  American Biltrite undertakes no obligation to update any of these forward-looking statements.  Although American Biltrite believes that its expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations.  Readers are cautioned not to place undue reliance on any forward-looking statements.  Actual results could differ significantly as a result of various factors.  For example, the above news release may imply that the current economic conditions are a cause of American Biltrite's operating results and that American Biltrite's results will improve when economic conditions and consumer sentiment improves.  However, American Biltrite's results may be driven by other factors beyond economic conditions and consumer sentiment and its results may not improve when economic conditions and consumer sentiment improve.  Moreover, economic conditions may not soon improve, could deteriorate further and could continue for a prolonged period.  The news release states that our Canadian division’s lower sales were primarily due to the weaker Canadian dollar, which may imply that the Canadian division’s sales will improve if the Canadian dollar strengthens; however, there can be no assurance that other factors would not result in lower sales for the Canadian division even if the Canadian dollar were to strengthen.  In addition, the news release indicates that American Biltrite has picked up new business and reduced its costs and that these factors should permit American Biltrite to improve its results over the balance of 2009.  However, the new business and cost reductions may not be sustainable or sufficient to offset declines in American Biltrite's results.. The above news release may further imply that American Biltrite will enter into a new, three year credit facility with a new lender on satisfactory terms and that the new facility would provide American Biltrite with up to $38 million in term and revolving debt.  In fact, the negotiations with this lender may not result in an agreement for a new credit facility and the terms of any new credit facility that American Biltrite may obtain have not been determined.  The revolving debt under the credit agreement governing that credit facility expires on September 30, 2009 and American Biltrite failed to comply with one of its financial covenants under that credit agreement as of March 31, 2009.  Although American Biltrite received a temporary waiver of that default from its existing lender, that waiver expires on June 30, 2009 and is subject to possible earlier termination upon the occurrence of certain specified events.  If the amounts owed under that credit agreement were not repaid in full by the expiration or termination of the temporary waiver, American Biltrite would be in default under that credit agreement.  If the lenders were to declare that an event of default had occurred, the lenders could cease to make borrowings available under the credit facility and require American Biltrite to repay all amounts outstanding under the credit agreement.  If American Biltrite were unable to repay those amounts due, the lenders could have their rights over the collateral (most of American Biltrite’s and its subsidiaries’ (excluding Congoleum) assets, as applicable) exercised, which would likely have a material adverse effect on American Biltrite’s business, results of operations and financial condition.  Although American Biltrite expects to obtain replacement financing on commercially reasonable terms, if it were unable to do so, it may not be able to continue as a going concern.

Some additional factors that could cause actual results to differ from expectations include:  (i) American Biltrite's and Congoleum's ability to comply with the covenants imposed on them under their respective credit agreements and the availability of borrowings under their credit facilities and their ability to generate sufficient operating cash flows to fund their respective businesses and operations, (ii) the future cost and timing of payments associated with and availability of insurance coverage for environmental and non-asbestos related product and general liability claims; (iii) increases in raw material prices and availability of raw materials; (iv) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (v) unfavorable developments in various markets for American Biltrite's or its subsidiaries' products or in the national economy in general, (vi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite's or its subsidiaries' facilities or distributors; (vii) the incurrence of product warranty costs; (viii) changes in customers for American Biltrite's or its subsidiaries' products; (ix) any discontinuation of American Biltrite's intercompany arrangements with Congoleum on terms substantially consistent with those currently in effect and as would have been revised as contemplated by a recent proposed plan of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which is referred to further below; and (x) the loss of any key executives.

American Biltrite and Congoleum have significant asbestos related liabilities.  On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago.  Congoleum's Chapter 11 case is pending.  However, in February 2009, the Bankruptcy Court issued an order dismissing Congoleum’s chapter 11 case.  That order has been appealed to the United States District Court for the District of New Jersey, which appeal is pending.  The Bankruptcy Court subsequently issued an order granting a stay of its order of dismissal pending a final nonappealable decision affirming the order of dismissal.  There can be no assurance that the appeal of the order of dismissal will be successful or that the Bankruptcy Court will not vacate its order granting a stay of the order of dismissal.  Some additional factors that may cause American Biltrite and Congoleum to not realize their plan for resolving asbestos liabilities include:  (i) the future cost and timing of estimated asbestos liabilities and payments; (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims, including insurance coverage and reimbursement for asbestos claimants under any plan of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which certain insurers have objected to in bankruptcy court and are litigating in New Jersey state court; (iii) the costs relating to the execution and implementation of any plan of reorganization for Congoleum; (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge; (v) satisfaction of the conditions and obligations under American Biltrite's and Congoleum's outstanding debt instruments, and amendment or waiver of those outstanding debt instruments, as necessary, to permit Congoleum and American Biltrite to satisfy their obligations under Congoleum's plan of reorganization; (vi) the response from time-to-time of American Biltrite's and Congoleum's lenders, customers, suppliers, holders of Congoleum's Senior Notes and other creditors and constituencies to the Chapter 11 process and related developments arising from the strategy to resolve asbestos liability; (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms; (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan and the court overruling any objections to that reorganization plan that may be filed; (ix) developments in, costs associated with and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers; (x) compliance with the United States Bankruptcy Code, including section 524(g); and (xi) the impact any adopted federal legislation addressing asbestos personal injury claims may have on American Biltrite's or Congoleum's businesses, results of operations or financial conditions.  In addition, in view of American Biltrite's relationships with Congoleum, American Biltrite will be affected by Congoleum's negotiations regarding, and its pursuit of, a plan of reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a plan of reorganization would have a material adverse effect on Congoleum's business, results of operations or financial condition and could have a material adverse effect on American Biltrite's business, results of operations or financial condition. Actual results could differ significantly as a result of these and other factors discussed in American Biltrite's Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 to be filed on or about May 15, 2009 and its subsequent filings with the Securities and Exchange Commission.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
 ($000, except share and per share amounts)

	Three Months Ended March 31,
	2009	2008
	(Unaudited)

Net sales	$70,061	$95,757

Cost of products sold	56,161	72,593
Selling, general & administrative expenses	20,510	22,389

(Loss) income from operations	(6,610)	775

Interest & other (expense) income, net	(837)	676
(Loss) income before income taxes	(7,447)	1,451

(Benefit from) provision for income taxes	(53)	519
Net (loss) income	(7,394)	932

Noncontrolling interests	1,897	40
Net (loss) income attributable to American Biltrite Inc.	$(5,497)	$972

Net (loss) income attributable to American Biltrite Inc. per common share
Basic	$(1.60)	$0.28
Diluted	$(1.60)	$0.28

Weighted average number of common and equivalent shares outstanding
Basic	3,441,551	3,441,551
Diluted	3,441,551	3,441,551

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
BY SEGMENT
($000)

	Three Months Ended March 31,
	2009	2008
	(Unaudited)
Net sales to external customers

Flooring products	$30,106	$47,697
Tape products	16,469	22,443
Jewelry	11,565	11,747
Canadian division	11,921	13,870

Total net sales to external customers	$70,061	$95,757

Segment (loss) profit before taxes

Flooring products	$(4,092)	$2,608
Tape products	(2,533)	411
Jewelry	(838)	(1,331)
Canadian division	75	102
Corporate items	(59)	(339)

Total (loss) profit	$(7,447)	$1,451